SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE PERIOD BETWEEN AUGUST 23, 2005 AND September 1, 2005
CDC CORPORATION
(Exact name of Registrant as specified in its Charter)
34/F, Citicorp Centre
18 Whitfield Road
Causeway Bay, Hong Kong
(Address of Registrant’s Principal Executive Offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)
Form 20-F ☑ Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).
Yes ☐ No ☑
     If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURE
EXHIBIT INDEX
EX-1.1 PRESS RELEASE - AUG 23
EX-1.2 PRESS RELEASE - AUG 23
EX-1.3 PRESS RELEASE - AUG 26
EX-1.4 PRESS RELEASE - AUG 30
EX-1.5 PRESS RELEASE - AUG 30
EX-1.6 PRESS RELEASE - AUG 30
EX-1.7 PRESS RELEASE - AUG 31

OTHER EVENTS.
On August 30, 2005 and August 31, 2005 CDC Corporation announced the following management changes:
(1)	The appointment of Mr. Steven Chan, the company’s general counsel and company secretary, as acting chief executive officer effective August 30, 2005. Dr. Raymond Ch’ien has decided to step down from the chief executive officer position, but will continue to serve on the board of directors and as chairman;

(2)	The promotion of Mr. J. Patrick Tinley from his position as chief executive officer of Ross Systems, Inc., a wholly owned subsidiary of the company, to the newly created position of chief executive officer of the CDC Software Group effective August 31, 2005;

(3)	The resignation of Mr. Keith Oliver, the company’s chief financial officer, effective October 31, 2005. Mr. Oliver will continue to work with the company during a transition period;

(4)	The resignation of Mr. Tony Lam, the company’s human resources director, effective August 29, 2005; and

(5)	The receipt of the resignation of Mr. James Lalonde, president of CDC Software Asia Pacific, on July 29, 2005. After a transition period, Mr. LaLonde’s responsibilities will be assumed by Mr. Tinley as chief executive officer of the CDC Software Group or someone delegated by Mr. Tinley.
On August 26, 2005, CDC Corporation announced the following changes to its Board of Directors:
(1)	The appointment of Mr. Simon Wong as an independent director of the board of the company. Mr. Wong was also appointed to the audit committee and the executive committee of the board. These appointments are effective August 24, 2005.

(2)	The appointment of Mr. K.O. Chia as an independent director of the board of the company. Mr. Chai was also appointed to the executive committee of the board. These appointments are effective September 1, 2005.
Various directors including Peter Yip, K.O. Chia and Simon Wong have indirect interests in funds that may have investments in companies that might compete with CDC Corporation or its subsidiaries, and as such a conflict of interest may exist.
EXHIBITS

Exhibit	Description
1.1	Press Release dated August 23, 2005 Pivotal Wins Another Major Software Award in the Homebuilding Industry

1.2	Press Release dated August 23, 2005 Ross Systems Highlights Steps for Success in Contract Manufacturing for Life Sciences Companies

1.3	Press Release dated August 26, 2005 CDC Corporation Appoints Additional Independent Directors — Simon Wong and K.O. Chia Join Board of Directors

1.4	Press Release dated August 30, 2005 Pivotal Appoints Seasoned Executives to Global Sales Leadership

1.5	Press Release dated August 30, 2005 CDC Corporation announces leadership changes as part of strategic review and restructuring plan

1.6	Press Release dated August 30, 2005 Ross Systems Attains Gold Certified Partner Status in Microsoft Partner Program

1.7	Press Release dated August 31, 2005 CDC Corporation Announces Key Restructuring and Appointment of CEO of CDC Software Group

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: September 1, 2005

CDC CORPORATION

By:	/s/ Steven Chan

Steven Chan
Acting Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description
1.1	Press Release dated August 23, 2005 Pivotal Wins Another Major Software Award in the Homebuilding Industry

1.2	Press Release dated August 23, 2005 Ross Systems Highlights Steps for Success in Contract Manufacturing for Life Sciences Companies

1.3	Press Release dated August 26, 2005 CDC Corporation Appoints Additional Independent Directors — Simon Wong and K.O. Chia Join Board of Directors

1.4	Press Release dated August 30, 2005 Pivotal Appoints Seasoned Executives to Global Sales Leadership

1.5	Press Release dated August 30, 2005 CDC Corporation announces leadership changes as part of strategic review and restructuring plan

1.6	Press Release dated August 30, 2005 Ross Systems Attains Gold Certified Partner Status in Microsoft Partner Program

1.7	Press Release dated August 31, 2005 CDC Corporation Announces Key Restructuring and Appointment of CEO of CDC Software Group